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February 13, 2007

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attention:  Jay Ingram, Esq.
               Mail Stop 4561


Re:      NS8 Corporation (the "Company")
         Registration Statement on Form SB-2/A
         File No. 333-130305
         Filed on February 12, 2007


 Dear Mr. Ingram:

On behalf of the Company, we are hereby enclosing two copies of Amendment No. 8 to the amendment No. 7 to the Company's registration statement on Form SB-2 (the "Registration Statement") that was filed on February 1, 2007.

By letter dated February 13, 2007, the staff of the Securities and Exchange Commission (the "Staff") issued comments on the Registration Statement. Following are the Company's responses to the Staff's comments. For ease of reference, each response is preceded by the Staff's comment. Page references are to the marked version of the Registration Statement.

Executive Compensation. Page 34
-------------------------------

1. Refer to footnote 1 on page 34. We note that Mr. Alda waived $74,000 in salary in 2006. However, you disclose that this amount in addition to others, was not deferred and that payment is subject to cash availability. If Mr. Aida waived his right to receive these monies, we do not understand the disclosure that suggests that payment may be made at a later time dependent upon the company's cash situation.

         The Company has made revisions to clarify the issue of Mr. Alda's compensation deferral.

2. The disclosure regarding the option award (plan) to Mr. Segal is too vague. In this regard, your disclosure indicates that under the 2004 Stock Option Plan, Mr. Segal may obtain 1,000,000 bonus options "upon achievement of certain goals. Similar disclosure on page 37 states that the options will be awarded upon completion of "certain defined goals attributed to the Company's marketing strategy" contained in Mr. Segal's employment agreement. Please tile Mr. Segal's employment agreement and supplement your disclosure to provide a concise description of the qualitative goals that will trigger the awarding of the bonus options to Mr. Segal. In addition, clarify whether a varying number of options might be awarded depending upon future performance or if alt of the options granted will be awarded.

         The Company has made revisions in accordance with the Staff's comment. In addition, it has attached the employment agreement with Mr. Segal as an exhibit.

Please contact the undersigned at 212-981-6766 with any questions or comments you may have with respect to the foregoing.


                                                        Very truly yours,

                                                        /s/ Louis A. Brilleman

                                                        Louis A. Brilleman